UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ONCORMED, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class Securities)

68231D109
(CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 68231D109

1)   Names of Reporting Persons, S.S. or I.R.S. Identification Nos.
     of Above Person:
     Edgewater Private Equity Fund, L.P.
     42-1382305

2)   Check the appropriate Box if a Member of a Group
     N/A

3)   SEC Use Only

4)   Citizenship or Place of Organization
     United States

Number of Shares Beneficially Owned by Each Reporting Person

5)   Sole Voting Power:          750,299 shares

6)   Shared Voting Power:        -0- Shares

7)   Sole Dispositive Power:     750,299 Shares

8)   Shared Dispositive Power:   -0- Shares

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     750,299 Shares

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11)  Percent of Class Represented by Amount in Row 9
     9.1 %

12)  Type of Reporting Person
     PN


Item 1 (a)   Name of Issuer: OncorMed, Inc.
Item 1 (b)   Address of Issuer's Principal Executive Offices:
             205 Perry Parkway, Gaithersburg, MD 20877
Item 2 (a)   Name of Person Filing:  Edgewater Private Equity Fund, L.P.
Item 2 (b)   Address of Principal Business Office, or, if none,
              Residence:
              666 Grand Avenue, Suite 200, Des Moines, IA  50309
Item 2 (c )  Citizenship:   Iowa
Item 2 (d)   Title of Class of Securities:
              Common Stock, $.01 par value
Item 2 (e)   CUSIP Number: 68231D109
Item 3       Not applicable.
Item 4       Ownership:
              The following information is provided as of December 31,
               1997:
               (a)  Amount Beneficially owned: 750,299 shares.
               (b)  Percent of Class: 9.1%
               (c ) Undersigned has sole power to vote 750,299 shares.
Item 5         Ownership of Five Percent or Less of a Class:
               [   ]
Item 6         Ownership of More than Five Percent on Behalf of Another
               Person:
               Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
               Not Applicable
Item 8         Identification and Classification of Members of the Group:
               Not Applicable.
Item 9         Notice of Dissolution of Group:
               Not Applicable.
Item 10        Certification:
               Not Applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.
                                      January 19, 1998
                                      -------------------------------------
                                      Date

                                      Edgewater Private Equity Fund, II L.P.
                                      by:_/s/_James A. Gordon
                                      James A. Gordon, General Partner